
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 9, 2008

Via U.S. Mail and Facsimile

Bruce D. Jackson
President, Chief Executive Officer
c/o Brian J. McDonald
5781 Cranley Drive
West Vancouver, B.C. V7W 1T1

> **Re: Osprey Ventures, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2, as**
> **amended on Form S-1**
> **Filed June 27, 2008**
> **File No. 333-148625**

Dear Mr. Jackson:

We have reviewed your amended filing and your response letter dated June 26, 2008 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one and reissue the comment. You are conducting a secondary offering under Rule 415(a)(1)(i) and a best efforts offering under Rule 415 (a)(1)(ix). Please check the box on the cover page of the registration statement.

2. We note disclosure regarding the ability of directors and officers to participate in the direct offer by purchasing shares. We further note that there is no limit on the amount of shares that such persons may purchase. Please include a risk factor that addresses the risk investors face given that the minimum subscription level may be achieved through purchases of shares by directors and officers who are not subject to any limit on the amount of shares they may purchase.

Risk Associated with Osprey Ventures, page 8

3. Please address the impact, if material, to your proposed operations in China given the recent earthquake.

Risks Associated with this Offering, page 12

"As a result of the concurrent offer…," page 13

4. Please supplement your risk factor to disclose the additional consequences of conducting the concurrent offer even assuming a minimum was reached. For example, address how the overall proceeds available to the company for use in its projects could be adversely impacted by the concurrent selling shareholder offer.

Plan of Distribution, page 23

The Offering Will Be Sold by Our Directors, page 25

5. Please confirm and disclose, if true, that any purchases made by officers and directors in an attempt to meet the minimum would be for investment purposes only and not with the intent to resell.

Procedures for Subscribing, page 27

6. Based on disclosure you have added to the cover page and the provisions of the escrow agreement, it appears that checks for subscriptions are to be made payable to the escrow agent in trust for the company. Yet, on page 27 you indicate that checks for subscriptions shall be made payable directly to you. Please revise your disclosure to address this inconsistency.

Description of Property Under Option, page 32

7. We note the option agreement relating to the Gao Feng Gold Property was amended as of May 15, 2008. Please file as an exhibit, the amended execution copy of the agreement.

Undertakings

8. The undertakings required by Item 512(a)(5)(ii) and (a)(6) are missing. Please revise to include all required undertakings.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Brian J. McDonald (604-608-3854)
   Mellissa Campbell Duru
   Sean Donahue